SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                       Southern Peru Copper Corporation
                       --------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        -----------------------------
                        (Title of Class of Securities)

                                   843611104
                               ---------------
                                (CUSIP Number)

                              ASARCO Incorporated
                        Southern Peru Holdings Company
                       ---------------------------------
                       (Name of Person Filing Statement)

                            Augustus B. Kinsolving
                      Vice President and General Counsel
                              ASARCO Incorporated
                                180 Maiden Lane
                              New York, NY 10038
                                (212) 510-2000
                                      and
                            Daniel Tellechea Salido
                         Vice President and Treasurer
                        Southern Peru Holdings Company
                              Baja California 200
                               Colonia Roma Sur.
                           06760 Mexico City, Mexico
                          Tel. No. 011-525-574-2067
                       -------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                   COPY TO:
                          Michael L. Fitzgerald, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                            Tel. No. (212) 839-5300

                               November 17, 1999
                         ----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

                       (Continued on following page(s))

                                 SCHEDULE 13D

Cusip No. 843611104
-----------------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ASARCO INCORPORATED
            EMPLOYER ID NO. 13-49244

-----------------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) / /

                                                                                                    (b) /X/
-----------------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            OO
-----------------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

-----------------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW JERSEY
-----------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF     7        SOLE VOTING POWER
  SHARES
               -------- --------------------------------------------------------------------------------------------------------
BENEFICIALLY   8        SHARED VOTING POWER
  OWNED BY              43,348,949
               -------- --------------------------------------------------------------------------------------------------------
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
               -------- --------------------------------------------------------------------------------------------------------
   PERSON      10       SHARED DISPOSITIVE POWER
    WITH                43,348,949
-----------------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            43,348,949
-----------------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       / /

-----------------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            54.2%
-----------------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
-----------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

Cusip No. 843611104
-----------------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SOUTHERN PERU HOLDINGS COMPANY

-----------------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) / /

                                                                                                    (b) /X/

-----------------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            OO
-----------------------------------------------------------------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  / /

-----------------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF     7        SOLE VOTING POWER
  SHARES
               -------- --------------------------------------------------------------------------------------------------------
BENEFICIALLY   8        SHARED VOTING POWER
  OWNED BY              43,348,949
               -------- --------------------------------------------------------------------------------------------------------
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
               -------- --------------------------------------------------------------------------------------------------------
   PERSON      10       SHARED DISPOSITIVE POWER
    WITH                43,348,949
-----------------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            43,348,949
-----------------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       / /

-----------------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            54.2%
-----------------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
-----------------------------------------------------------------------------------------------------------------------------------

          ASARCO Incorporated ("ASARCO") hereby amends its Report on Schedule 13D regarding Southern Peru Copper Corporation (the "Company") originally filed on January 12, 1996, as amended on March 6, 1996 (together, the "Schedule 13D"), and Southern Peru Holdings Company, a wholly owned subsidiary of ASARCO ("SPHC" and, together with ASARCO, the "Reporting Persons") hereby joins with ASARCO in filing the Schedule 13D. This Schedule 13D relates to common stock of the Company, $0.01 par value per share ("Common Stock") and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together, with Common Stock, the "Common Shares"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

          Item 2 is hereby amended by adding the following:

          Until November 15, 1999, ASARCO had sole voting and dispositive power of the shares of Class A Common Stock to which this Schedule 13D relates. On November 15, 1999, ASARCO transferred to SPHC the shares of Class A Common Stock owned by it to which this Schedule 13D relates. On November 16, 1999, following the expiration of the tender offer by ASMEX Corporation ("ASMEX"), a wholly owned subsidiary of Grupo Mexico, S.A. de C.V. ("GM"), to purchase all of the outstanding common stock of ASARCO and the acceptance for payment of tendered shares, ASMEX became the beneficial owner of approximately 87.6% of the outstanding common stock of ASARCO. On November 17, 1999, GM caused a short-form merger of ASMEX with and into ASARCO. Pursuant thereto, GM owns 100% of the outstanding common stock of ASARCO.

          SPHC is a Delaware corporation with its principal executive offices located at 180 Maiden Lane, New York, New York 10038. SPHC is a special purpose company formed to hold the shares of Class A Common Stock to which this Schedule 13D relates. SPHC is a wholly owned subsidiary of ASARCO.

          GM is a Mexican corporation with its principal executive offices located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico. GM's principal business is to act as a holding company for the shares of other corporations engaged in the mining, processing and sale of metals and railways operations.

          The largest shareholder of GM is Empresarios Industriales de Mexico, S.A. de C.V., a Mexican corporation ("EIM"). The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, construction, real estate and drilling. The principal executive offices of EIM are located at Insurgentes Sur No. 432-9, Colonia Roma Sur 06760, Mexico City, Mexico. Mr. German Larrea Mota-Velasco is the Chairman of the Board and Chief Executive Officer of SPHC. Mr. German Larrea is the Chairman of the Board and Chief Executive Officer of GM and EIM. The family of the late Jorge Larrea Ortega, including Mr. German Larrea, directly controls the majority of the capital stock of EIM and directly and indirectly controls a majority of the votes of the capital stock of GM. Mr. German Larrea disclaims beneficial ownership of such shares other than the shares held directly by him (comprising approximately 2.71% of the outstanding shares of GM).

          Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons, GM and EIM. The information set forth in Annex I hereto is incorporated herein by reference. No other person controls SPHC or has beneficial ownership of the shares of Class A Common Stock held by SPHC within the meaning of Rule 13d-3 under the Exchange Act.

          None of the Reporting Persons, GM or EIM or, to their knowledge, any of the persons listed in Annex I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          Under the terms of the Stockholders' Agreement, on November 15, 1999, ASARCO sent notice to the Founding Stockholders of its intent to designate German Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Hector Calva Ruiz, Daniel Tellechea Salido, Oscar Gonzalez Rocha, Xavier Garcia de Quevedo Topete, Alberto de la Parra Zavala, Manuel Calderon Cardenas and Alfredo Casar Perez as directors of SPCC, effective as of November 29, 1999 or such earlier date as the Founding Stockholders may agree.

          Except as set forth in the Schedule 13D, there have been no contacts, negotiations or transactions between the Reporting Persons, GM or EIM, or their respective subsidiaries, or to their knowledge, any of the persons listed in Annex I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the Exchange Act and rules promulgated thereunder.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended by adding the following:

          ASARCO beneficially owns 43,348,949 shares of Class A Common Stock, which are convertible on a one-for-one basis into shares of Common Stock, representing approximately 54.2% of the issued and outstanding Common Shares. Other than as set forth herein, ASARCO has neither acquired nor disposed of any shares of Class A Common Stock or Common Stock since the date of the
Schedule 13D.

          ASARCO believes that certain of its executive officers have acquired and are the beneficial owners of Common Stock. Accordingly, the information set forth in the Schedule 13D regarding ownership of shares of Common Stock by its directors and executive officers is hereby amended through June 30, 1999 by the attached Schedule A.

          Except as set forth in the Schedule 13D, none of the Reporting Persons, GM or EIM or, to their knowledge, any of the persons listed in Annex I hereto, beneficially owns any equity security of the Company and none of the Reporting Persons, GM or EIM or, to their knowledge, any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

          Except as set forth in the Schedule 13D and other than the Stockholders' Agreement, a copy of which was previously filed as Exhibit 1 to the Schedule 13D, none of the Reporting Persons, GM or EIM, or to their knowledge, any of the persons listed in Annex I hereto, has any contract, arrangement, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following:

          On November 15, 1999, the shares of Class A Common Stock owned by ASARCO were transferred to SPHC. In connection therewith, on November 15, 1999, SPHC became bound by the terms of the Stockholders' Agreement.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 19, 1999

                                      ASARCO INCORPORATED


                                      By /s/ Daniel Tellechea Salido
                                             ----------------------------------
                                      Name:  Daniel Tellechea Salido
                                      Title: Vice President



                                      SOUTHERN PERU HOLDING COMPANY


                                      By /s/ Daniel Tellechea Salido
                                             ----------------------------------
                                      Name:  Daniel Tellechea Salido
                                      Title: Vice President and Treasurer

                                  SCHEDULE A

                       SOUTHERN PERU COPPER CORPORATION

     ASARCO believes that certain of its executive officers have acquired and are the beneficial owners of shares of Common Stock. Accordingly, the information set forth in the Schedule 13D regarding ownership of Common Stock by its directors and executive officers is hereby amended through June 30, 1999 by this Schedule A. Except where indicated, all shares of Common Stock acquired since Amendment No. 1 to the Schedule 13D filed on March 6, 1996, were granted by Company pursuant to the Director's Stock Award Plan and, in some cases, pursuant to the Dividend Reinvestment Plan. Other than shares of Common Stock acquired through ASARCO's employee plans, to ASARCO's knowledge all shares of Common Stock set forth below were acquired through open market purchases and were paid for with personal funds.

NAME                                                 SHARES OFCOMMON STOCK
----                                                 ---------------------

Francis R. McAllister                                      3,286.1844
Kevin R. Morano                                            2,286.1843
William Dowd                                               1,200.0000
Augustus B. Kinsolving                                     1,262.9904
William L. Paul                                              500.0000
Gerald D. Van Voorhis                                        200.0000
Michael O. Varner                                          1,544.2975
David B. Woodbury                                          2,300.0000
Christopher F. Schultz                                     1,000.0000

                                                                       ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS

1. DIRECTORS AND EXECUTIVE OFFICERS OF SPHC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of SPHC. Each such person is a citizen of Mexico.


NAME                           PRINCIPAL BUSINESS ADDRESS            TITLE                  PRINCIPAL OCCUPATION
------------------------------ ------------------------------------- ---------------------- ----------------------
German Larrea Mota-Velasco     Av. Baja California 200,              Chairman of the        Chairman of the Board
                               Col. Roma Sur,                        Board and President    and Chief Executive
                               06760, Mexico City                    of SPHC                Officer of GM

Genaro Larrea Mota-Velasco     Av. Baja California 200,              Director and Vice      Commercial Managing
                               Col. Roma Sur,                        President of SPHC      Director of GM
                               06760, Mexico City

Hector Calva Ruiz              Av. Baja California 200,              Vice President of      Managing Director for
                               Col. Roma Sur,                        SPHC                   Exploration and Finance
                               06760, Mexico City                                           of GM

Daniel Tellechea Salido        Av. Baja California 200,              Vice President and     Managing Director for
                               Col. Roma Sur,                        Treasurer of SPHC      Administration and
                               06760, Mexico City                                           Finance of GM

Sergio M. Ferrer De la         Av. Baja California 200,              Secretary of SPHC      General Counsel of GM
   Barrera                     Col. Roma Sur,
                               06760, Mexico City


2. DIRECTORS AND EXECUTIVE OFFICERS OF ASARCO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of ASARCO. Except for the persons below designated by an asterisk next to their name who are citizens of Mexico, each such person is a citizen of the United States.


NAME                                  PRINCIPAL BUSINESS ADDRESS     TITLE                  PRINCIPAL OCCUPATION
------------------------------------- ------------------------------ ---------------------- ----------------------
German Larrea Mota-Velasco*           Av. Baja California 200,       Chairman of the Board   Chairman of the Board
                                      Col. Roma Sur,                 of ASARCO               and Chief Executive
                                      06760, Mexico City                                     Officer of GM

Genaro Larrea Mota-Velasco*           Av. Baja California 200,       Director of ASARCO      Commercial Managing
                                      Col. Roma Sur,                                         Director of GM
                                      06760, Mexico City

Francis R. McAllister                 180 Maiden Lane                Chief Executive         Chairman of the Board
                                      New York, NY  10038            Officer of ASARCO       and Chief Executive
                                                                                             Officer of ASARCO

Kevin R. Morano                       180 Maiden Lane                President and Chief     President and Chief
                                      New York, NY  10038            Operating Officer of    Operating Officer of
                                                                     ASARCO                  ASARCO

Daniel Tellechea Salido*              Av. Baja California 200,       Vice President of       Managing Director for
                                      Col. Roma Sur,                 ASARCO                  Administration and
                                      06760, Mexico City                                     Finance of GM

William Dowd                          180 Maiden Lane                Vice President and      Vice President and
                                      New York, NY  10038            Chief Financial         Chief Financial Officer
                                                                     Officer of ASARCO       of ASARCO

Augustus B. Kinsolving                180 Maiden Lane                Vice President and      Vice President and
                                      New York, NY  10038            General Counsel of      General Counsel of
                                                                     ASARCO                  ASARCO

William L. Paul                       180 Maiden Lane                Vice President,         Vice President,
                                      New York, NY  10038            Commercial of ASARCO    Commercial of ASARCO

Gerald D. Van Voorhis                 180 Maiden Lane                Vice President,         Vice President,
                                      New York, NY  10038            Exploration of ASARCO   Exploration of ASARCO

Michael O. Varner                     180 Maiden Lane                Vice President,         Vice President,
                                      New York, NY  10038            Environmental           Environmental
                                                                     Operations of ASARCO    Operations of ASARCO

David B. Woodbury                     180 Maiden Lane                Vice President, Human   Vice President, Human
                                      New York, NY  10038            Resources of ASARCO     Resources of ASARCO

Genaro Guerrero Diaz Mercado*         Av. Baja California 200,       Vice President of       Treasurer of GM
                                      Col. Roma Sur,                 ASARCO
                                      06760, Mexico City

Robert Ferri                          180 Maiden Lane                Secretary of ASARCO     Secretary of ASARCO
                                      New York, NY  10038

Christopher F. Schultz                180 Maiden Lane                Treasurer of ASARCO     Treasurer of ASARCO
                                      New York, NY  10038

James L. Wiers                        180 Maiden Lane                General Auditor of      General Auditor of
                                      New York, NY  10038            ASARCO                  ASARCO

3. DIRECTORS AND EXECUTIVE OFFICERS OF GM. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of GM. Each such person is a citizen of Mexico.

NAME                           PRINCIPAL BUSINESS ADDRESS            TITLE                  PRINCIPAL OCCUPATION
------------------------------ ------------------------------------- ---------------------- ----------------------
German Larrea Mota-Velasco     Av. Baja California 200,               Chairman of the       Chairman of the Board
                               Col. Roma Sur,                         Board and Chief       and Chief Executive
                               06760, Mexico City                     Executive Officer     Officer of GM
                                                                      of GM

Juan Sanchez-Navarro Peon      Av. Baja California 200,               Director of GM        Vice President of Grupo
                               Col. Roma Sur,                                               Modelo, S.A. de C.V.
                               06760, Mexico City

Romulo O'Farril Jr.            Av. Baja California 200,               Director of GM        Chief Executive Officer
                               Col. Roma Sur,                                               of Novedades Editores,
                               06760, Mexico City                                           S.A. de C.V.

Prudencio Lopez Martinez       Av. Baja California 200,               Director of GM        President of Sanvica,
                               Col. Roma Sur,                                               S.A. de C.V.
                               06760, Mexico City

Juan I. Gallardo Thurlow       Av. Baja California 200,               Director of GM        Chairman of the Board of
                               Col. Roma Sur,                                               Grupo Azucarero de
                               06760, Mexico City                                           Mexico, S.A. de C.V.

Claudio X. Gonzalez            Av. Baja California 200,               Director of GM        Chairman of the Board
                               Col. Roma Sur,                                               and Chief Executive
                               06760, Mexico City                                           Officer of
                                                                                            Kimberly-Clark de
                                                                                            Mexico, S.A. de C.V.

Carlos Giron Peltier           Av. Baja California 200,               Director of GM        Retired.
                               Col. Roma Sur,
                               06760, Mexico City

Jose Mendoza Fernandez         Av. Baja California 200,               Director of GM        Chief Executive of
                               Col. Roma Sur, 06760,                                        Bufete Industrial, S.A.
                               Mexico City                                                  de C.V.

Genaro Larrea Mota-Velasco     Av. Baja California 200,               Director and          Commercial Managing
                               Col. Roma Sur,                         Commercial Managing   Director of GM
                               06760, Mexico City                     Director of GM

Agustin Santamarina Vasquez    Campos Eliseos, 345-2,                 Director and          Of counsel at Santamaria
                               Col. Chapultepec Polanco, 11560,       Secretary of the      y Steta
                               Mexico City                            Board of Directors
                                                                      of GM

Hector Calva Ruiz              Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Exploration       Exploration and Projects
                               06760, Mexico City                     Projects and          of GM
                                                                      Alternate Director
                                                                           of GM

Daniel Tellechea Salido        Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Administration    Administration and
                               06760, Mexico City                     and Finance and       Finance of GM
                                                                      Alternate Director
                                                                           of GM

Oscar Gonzalez Rocha           Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur, 06760,                  for Mexicana Cobre,   Mexicana Cobre, S.A. de
                               Mexico City                            S.A. de C.V. and      C.V. and Mexicana de
                                                                      for Mexicana de       Cananea S.A. de C.V.
                                                                      Cananea, S.A. de
                                                                      C.V. and Alternate
                                                                      Director of GM

Xavier Garcia de Quevedo       Bosques de Ciruelos 99,                Managing Director     Managing Director for
   Topete                      Col. Bosques de las Lomas, 11700,      for Grupo             Grupo Ferroviario
                               Mexico City                            Ferroviario           Mexicano, S.A. de C.V.
                                                                      Mexicano, S.A. de     and Ferrocarril
                                                                      C.V. and              Mexicano, S.A. de C.V.
                                                                      Ferrocarril
                                                                      Mexicano, S.A. de
                                                                      C.V. and Alternate
                                                                      Director of GM

Alfredo Casar Perez            Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Development and   Development of GM
                               06760, Mexico City                     Alternate Director
                                                                      for GM

Daniel Chavez Carreon          Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Industrial        Industrial Minera
                               06760, Mexico City                     Minera Mexico, S.A.   Mexico, S.A. de C.V.
                                                                      de C.V. and
                                                                      Alternate Director
                                                                           of GM

Eduardo Gonzalez Gomez         Av. Insurgentes Sur 432,               Alternate Director    Independent financial
                               Col. Roma Sur,                         of GM                 advisor
                               06760, Mexico City

Sergio M. Ferrer De la         Av. Baja California 200,               General Counsel and   General Counsel of GM
   Barrera                     Col. Roma Sur,                         Alternate Director
                               06760, Mexico City                     of GM

Manuel Calderon Cardenas       Av. Baja California 200,               Director of Mine      Director of Mine
                               Col. Roma Sur,                         and Planning          Planning and Control of
                               06760, Mexico City                     Control of GM         GM

Vidal Muhech Dip               Av. Baja California 200,               Director for          Director for Engineering
                               Col. Roma Sur,                         Engineering and       and Construction of GM
                               06760, Mexico City                     Construction of GM

Ernesto Duran Trinidad         Av. Baja California 200,               Comptroller of GM     Comptroller of GM
                               Col. Roma Sur,
                               06760, Mexico City

Genaro Guerrero Diaz Mercado   Av. Baja California 200,               Treasurer of GM       Treasurer of GM
                               Col. Roma Sur,
                               06760, Mexico City

Gabino Paez Gonzalez           Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Industrial        Industrial Relations of
                               06760, Mexico City                     Relations and         GM
                                                                      Alternate Director
                                                                           of GM

Rolando Vega Iniguez           Av. Baja California 200,               Examiner of GM        Examiner of GM
                               Col. Roma Sur,
                               06760, Mexico City

Gilberto Nava Escobedo         Av. Baja California 200,               Alternate Examiner    Alternate Examiner of GM
                               Col. Roma Sur,                         of GM
                               06760, Mexico City

4. DIRECTORS AND EXECUTIVE OFFICERS OF EIM. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of EIM. Each such person is a citizen of Mexico.


NAME                           PRINCIPAL BUSINESS ADDRESS            TITLE                  PRINCIPAL OCCUPATION
------------------------------ ------------------------------------- ---------------------- ----------------------
German Larrea Mota-Velasco     Av. Baja California 200,               Chairman of the       Chairman of the Board
                               Col. Roma Sur,                         Board and Chief       and Chief Executive
                               06760, Mexico City                     Executive Officer     Officer of GM
                                                                      of EIM

Genaro Larrea Mota-Velasco     Av. Baja California 200,               Director of EIM       Commercial Managing
                               Col. Roma Sur,                                               Director of GM
                               06760, Mexico City

Alfredo Casar Perez            Av. Baja California 200,               Director of EIM       Managing Director for
                               Col. Roma Sur,                                               Development of GM
                               06760, Mexico City

Eduardo Gonzalez Gomez         Av. Insurgentes Sur 432,               Director of EIM       Independent financial
                               Col. Roma Sur,                                               advisor
                               06760, Mexico City
